10 Columbus Boulevard
Hartford, CT 06106
Telephone: (860) 293-2006
Fax: (860) 293-2349
March 16, 2009
Via Facsimile (202-772-9369)
and Edgar Submission
Mr. Gary Newberry
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549-7010
FOR COMMISSION USE ONLY
RE:	Magellan Petroleum Corporation Form 10-K for Fiscal Year Ended June 30, 2008 Filed September 25, 2008 Form 10-Q for Fiscal Quarter Ended September 30, 2008 Filed November 13, 2008, File No. 1-5507
Dear Mr. Newberry:
     Thank you for participating in our conference call February 27, 2009 to discuss our January 30, 2009 response (“response letter”) to the questions raised in your review of the above financial statements in your letter of December 17, 2008 (“comment letter”). We appreciate your input and trust that you will find this letter responsive to the follow up questions you raised on our call.
     You asked us to expand on: 1) why we restated our Form 10-Q for the fiscal quarter ended December 31, 2008, filed on February 23, 2009, when we had indicated in our response letter that we believed the cash flow classification errors identified in

Mr. Gary Newberry
U.S. Securities and Exchange Commission
March 16, 2009

responding to question number 3 of your comment letter are not material, 2) our basis by which we determined that neither is it necessary to file a Form 8-K regarding this restatement nor amend affected previous filings and, 3) the effect of this restatement on our item 4-controls and procedures disclosure.
     In our Form 10-Q for the fiscal quarter ended December 31, 2008 we restated the statement of cash flows for the six months ended December 31, 2007 to correct two misclassifications between operating and investing activities which have no impact on the change in cash and cash equivalents. Although the amount of these errors is quantitatively large, for all of the qualitative factors cited in our response letter, we do not believe that they materially impact the “total mix of information” that is important to our investors. We recognized, however, that these errors affected operating cash flows which is an element of financial statements that has historically been viewed as presumptively important to investors. Additionally, although it has been discussed in recent Staff speeches, the concept of qualitative factors rendering quantitatively significant errors not materially misleading is not explicitly addressed in promulgated rules or detailed guidance. Therefore, considering the size, financial element affected and absence of clear guidance, both we and our independent accountants believed it was important to discuss our position with the Staff before reaching a final conclusion that no corrections were necessary.
     Unfortunately, circumstance did not give us enough time to discuss our position with the Staff before the due date of our filing on Form 10-Q for the quarter ended December 31, 2008 (February 23, 2009 pursuant to the Form 12b-25 we filed on February 17, 2009). We recognize that it is our responsibility as the registrant to reach our own decisions with respect to the materiality of items in our financial statements and to obtain the agreement of our independent accountants regarding such matters. However, given the factors described in the preceding paragraph, we and our independent accountants believed that, in the absence of knowing that the Staff did not object to our position, it would not be prudent to file without correcting the affected prior period presented in the filing. We, therefore, decided to process this correction as an immaterial restatement of the December 31, 2007 statement of cash flows in our Form 10-Q for the fiscal quarter ended December 31, 2008. Additionally, we included footnote disclosure of the effects of the errors on other prior periods not included in our Form 10-Q filing, which errors we intend to correct via immaterial restatements as these prior periods are presented in future filings.
     Despite having processed this as an immaterial restatement, we continue to believe this issue does not materially affect the total mix of information that is important to our investors. For this reason, we believe that it was not necessary to file a Form 8-K, nor amend affected previous filings, nor revise our internal control disclosure. We stand by the detailed argument presented in our response to question number 3 as support for this decision.
     Once again, thank you for your comments. If you have any questions, please feel free to call me at 860-293-2006 or Edward B. Whittemore of Murtha Cullina LLP, legal counsel to the Company, at (860) 240-6075.

Sincerely,

Daniel J. Samela
Chief Financial Officer Magellan Petroleum Corporation

cc:	Edward B. Whittemore Shannon Buskirk